Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE ANNOUNCES DISPOSITION OF ITS INTEREST IN
ROYAL ROAD MINERALS LIMITED

Toronto (September 26, 2025) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle” or the “Company”) announced today that it sold 47,944,981 ordinary shares (“Ordinary Shares”) of Royal Road Minerals Limited (“Royal Road”) through the facilities of the Toronto Stock Exchange at a price of C$0.115 per Ordinary Share for total consideration of C$5,513,673 (the “Disposition”).

Immediately prior to the Disposition, Agnico Eagle had beneficial ownership of, or control or direction over, 47,944,981 Ordinary Shares, representing approximately 18% of the issued and outstanding Ordinary Shares on a non-diluted basis. After giving effect to the Disposition, Agnico Eagle does not have beneficial ownership of, or control or direction over, any Ordinary Shares.

Agnico Eagle focuses on its high-quality internal growth projects and complements its pipeline of projects with a strategy of acquiring strategic positions in prospective opportunities with high geological potential. Agnico Eagle reviews its investments against its strategic priorities on a periodic basis and may, from time to time, divest certain holdings. Agnico Eagle completed the Disposition in order to monetize its investment in Royal Road and does not currently have any intention to acquire Ordinary Shares or other securities of Royal Road.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Agnico Eagle Mines Limited

c/o Investor Relations

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Agnico Eagle is a senior gold mining company organized under the laws of the Province of Ontario and its head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Royal Road’s head office is located at Ground Floor, Portman House, 32 Hue Street, St. Helier, Jersey JE2 3RE.

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada’s largest mining company and the second largest gold producer in the world. It produces precious metals from operations in Canada, Australia, Finland and Mexico and has a pipeline of high-quality exploration and development projects. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at September 26, 2025. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to Agnico Eagle’s acquisition or disposition of securities of Royal Road in the future.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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